Exhibit 99.1

FOR IMMEDIATE RELEASE
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823Toronto, Ontario, Canada M5J 2T3Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces US$250 Million Bought Deal Financing

Toronto, Ontario (January 26, 2017) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) ("Alamos" or the "Company") today announced that it has entered into an amended agreement with a syndicate of underwriters led by TD Securities Inc., BMO Capital Markets and Macquarie Capital Markets Canada Ltd., pursuant to which they have agreed to purchase, on a bought deal basis, 31,450,000 common shares of the Company at a price of US$7.95 per common share (the "Offering Price"), for aggregate gross proceeds to the Company of approximately US$250 million (the "Offering").  The Offering will now be offered publicly in all provinces of Canada.  The underwriters will also have the option, exercisable in whole or in part, at any time up to 30 days following the closing of the Offering, to purchase up to an additional 4,717,500 common shares at the Offering Price to cover over-allotments, if any. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to the Company will be approximately US$288 million.
The Company intends on using the net proceeds of the Offering and existing cash to repay all of its outstanding US$315 million senior secured 7.75% high yield notes maturing 2020. Upon completion of the Offering and application of the proceeds from the Offering, the Company will be debt-free with approximately US$200 million in cash and cash equivalents and available-for-sale securities, and, including borrowings available under its revolving credit facility, the Company will have approximately US$350 million in available liquidity.
The common shares will be issued by way of a short form prospectus that will be filed with the securities regulatory authorities in Canada and with the Securities and Exchange Commission ("SEC") in the United States under the multijurisdictional disclosure system. Alamos will file an amended and restated preliminary short form prospectus in respect of the Offering in all provinces of Canada  and a registration statement (including the preliminary short form prospectus) with the SEC to which this communication and the offering relate. The common shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
The Offering is scheduled to close on or about February 9, 2017, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the New York Stock Exchange.
Before you invest, you should read the prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or via SEDAR at www.sedar.com.  Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or from TD Securities (USA) LLC in the United States (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019; or from BMO Capital Markets in Canada by email at torbramwarehouse@datagroup.ca; or from BMO Capital Markets Corp. in the United States, Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com; or from Macquarie Capital Markets Canada Ltd. in Canada by email at linda.lang@macquarie.com; or from Macquarie Capital Markets North America Ltd. by email at linda.lang@macquarie.com.

TRADING SYMBOL: TSX:AGI   NYSE:AGI
This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company's shares are traded on the TSX and NYSE under the symbol "AGI".

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including without limitation statements regarding expectations of future permitting timelines, outcomes of economic studies, development and/or production timelines or other future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos' expectations include, among others, risk related to the Offering, including the expected closing thereof, ongoing permitting requirements, risks related to our Turkish projects and operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in Alamos' Annual Information Form and other disclosures of "Rick Factors" by Alamos, available on SEDAR and EDGAR. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

2 | Alamos Gold Inc